Exhibit 21

Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
Shanghai Sparkly Ore Tech, Ltd	China
Applied Blockchain, Ltd.	Cayman Islands
APLD Hosting, LLC	Nevada